UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2011

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8333

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 26, 2011

Mizuho Financial Group, Inc.

By:	/s/ Takeo Nakano
Name:	Takeo Nakano
Title:	Managing Director / CFO

August 26, 2011

To whom it may concern:

Company Name:	Mizuho Financial Group, Inc.
Representative:	Yasuhiro Sato
President & CEO
Head Office:	2-5-1 Marunouchi
Chiyoda-ku, Tokyo
Code Number:	8411 (TSE • OSE 1st Sec.)

Determination of Issue Price and Other Matters Relating to Issuance of New Shares Through Third-Party

Allotment to Subsidiaries

(Acquisition of Parent Company’s Shares by Subsidiaries pursuant to Article 800 of Company Law)

Mizuho Financial Group, Inc. (“MHFG”) hereby announces that the issue price and other matters relating to MHFG’s issuance of new shares through a third-party allotment, which was resolved at the meeting of the Board of Directors held on July 29, 2011, were determined as set forth below:

1.	Issue Price		¥ 114 per share

2.	Total Amount of Issue Price		¥146,494,432,662

3.	Amount of Stated Capital and Additional Paid-in Capital to be Increased	The amount of stated capital to be increased The amount of additional paid-in capital to be increased	¥73,247,216,331
			¥73,247,216,331

[END OF DOCUMENT]

Contact:	Mizuho Financial Group, Inc.
Corporate Communications, Public Relations Office
Tel: 81-3-5224-2026

Note:	This press release does not constitute an offer of any securities for sale. This press release has been prepared for the sole purpose of publicly announcing the issue price and other matters relating to the issuance of new shares and not for the purpose of soliciting investment or engaging in any other similar activities within or outside Japan.

This press release is not an offer of securities for sale in the United States. The securities referred to above have not been, and will not be registered under the U.S. Securities Act of 1933, as amended. The securities may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements under the U.S. Securities Act of 1933, as amended. The securities referred to above will not be offered or sold in the United States.

[For Reference]

1.	For details of the third-party allotment resolved at the meeting of the Board of Directors held on July 29, 2011, please see the “Issuance of New Shares Through Third-Party Allotment to Subsidiaries” dated July 29, 2011.

2.	Number of New Shares to be Issued and Amount, Use and Scheduled Timing of Expenditure of Proceeds

(1) Number of New Shares to be Issued:	1,285,038,883 shares

(2) Amount of Proceeds

(i) Total Amount to be Paid:	¥146,494,432,662
(ii) Approximate Costs of Issuance:	¥709,000,000
(iii) Approximate Net Proceeds:	¥145,785,432,662

(Note)	The major breakdown of the approximate costs of issuance is registration tax (approximately ¥513,000,000) and listing fee (approximately ¥192,000,000). The approximate costs of issuance do not include consumption tax, etc.

(3) Use of Proceeds

The approximate net proceeds of ¥145,785,432,662 set out above is planned to be used in full by the end of March 2012 to redeem the outstanding commercial paper issued by MHFG.

The proceeds will be managed in MHFG’s bank account until the proceeds are used for the above purpose.

Note:

This press release does not constitute an offer of any securities for sale. This press release has been prepared for the sole purpose of publicly announcing the issue price and other matters relating to the issuance of new shares and not for the purpose of soliciting investment or engaging in any other similar activities within or outside Japan.

This press release is not an offer of securities for sale in the United States. The securities referred to above have not been, and will not be registered under the U.S. Securities Act of 1933, as amended. The securities may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements under the U.S. Securities Act of 1933, as amended. The securities referred to above will not be offered or sold in the United States.